April 21, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. John P. Mueler
Chief Financial Officer
Genius Products, Inc.
740 Lomas Santa Fe
Suite 210
Solana Beach, California 92075

RE: Genius Products, Inc. (the "Company")
Form 8-K, filed April 20, 2006
File No. 0-27915

Dear Mr. Mueler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   In your Form 10-K for the year ended December 31, 2005, filed on 4/17/06, you state that Singer, Lewak Greenbaum & Goldstein, your independent accountants, discovered and brought to the attention of management errors in the financial statements and control deficiencies, that are summarized in Form 10-K as well as Form 8-K filed on 4/20/06. Pursuant to the requirements of Item 4.02 of Form 8-K, you should provide the independent accountant with a copy of the related disclosures no later than the date these disclosures are filed with the Commission, and request that the independent accountant furnish you as promptly as possible a letter addressed to the Commission stating whether they agree with your statements.

2. File an amendment of your previously filed Form 8-K that discusses the fact that it was your independent accountant that informed you of the aforementioned issues.

3. Furthermore, the amendment should include the accountant's letter as an exhibit as soon as possible. Note that the amendment and letter should be filed no later than two business days from receipt of this letter.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    · staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amended Form 8-K via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

Effie Simpson
Staff Accountant